PD
2/20/13

2/21/13



SECU   13011344   SION

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III   FEB 19 2013

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SEC FILE NUMBER
8- 50679

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4305 SOUTH LOUISE AVENUE, SUITE 101A
(No. and Street)

SIOUX FALLS	SOUTH DAKOTA	57016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY WILSON   605-361-8230
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS, P.C.
(Name – if individual, state last, first, middle name)

P.O. BOX 1528	SIOUX CITY	IOWA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ GREGORY S. WILSON _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ VARIABLE INVESTMENT ADVISORS, INC. _____ , as
of _____ DECEMBER 31 _____ , 20 _12_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

N/A

_____

_____
Signature

GREGORY S. WILSON, CEO
Title

_____
Notary Public

My Commission Expires: 8-14-2015

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

* * * * * * * *



HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of VARIABLE INVESTMENT ADVISORS, INC. (a South Dakota corporation) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc., as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I on page 9, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 14, 2013

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$	132,553
Commissions Receivable		44,161
Other Receivables		1,115
Prepaid Expenses		26,964
Property and Equipment at Cost, Less Accumulated Depreciation and Amortization of $20,945		96,810
Total Assets	$	301,603

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	7,143
Commissions Payable		39,913
Accrued Liabilities		39,589
Deferred Revenue		53,295
Total Liabilities	$	139,940

STOCKHOLDER'S EQUITY

Common Stock ($.01 Par Value, 400,000 Shares Authorized, 366,700 Shares Issued and Outstanding)	$	3,667
Additional Paid-In Capital		77,127
Retained Earnings		80,869
Total Stockholder's Equity	$	161,663
Total Liabilities and Stockholder's Equity	$	301,603

The Accompanying Notes Are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

	Amount
REVENUE	
Commissions	$ 1,097,289
Interest	190
Other	37,909
Total Revenue	$ 1,135,388
EXPENSES	
Advertising	$ 4,261
Annual Report	2,190
ATS Expense	21,869
Bank Charge	483
Charitable Contributions	145
Commissions	562,742
Continuing Education	1,069
Depreciation and Amortization	11,421
Dues & Subscriptions	334
General Insurance	6,182
Health Insurance	14,521
Licenses	27,983
Life Insurance	2,787
Loss on Disposition of Assets	16
Meals & Entertainment	2,118
Meeting & Seminars	17,817
Miscellaneous	124
Office Supplies and Postage	11,701
Payroll Taxes	19,773
Professional Fees	21,806
Rent	12,114
Retirement Expense	7,585
Salaries - Officer	125,115
Salaries	144,696
Telephone	2,935
Total Expenses	$ 1,021,787
Net Income	$ 113,601

The Accompanying Notes are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2011	$ 3,787	$ 89,007	$ 110,058	$ 202,852
Stock Repurchase	(120)	(11,880)	(48,000)	(60,000)
Net Income for 2012			113,601	113,601
Stockholder Distributions for 2012			(94,790)	(94,790)
Balance at December 31, 2012	$ 3,667	$ 77,127	$ 80,869	$ 161,663

The Accompanying Notes are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
Cash Received for Commissions	$ 1,150,548
Cash Received for Interest Income	190
Cash Received for Other Income	37,669
Cash (Paid) to Suppliers, Employees and Independent Contractors	(955,862)
Net Cash Provided by Operating Activities	$ 232,545

CASH FLOWS FROM INVESTING ACTIVITIES
Cash Paid for Property and Equipment	$(60,592)
Net Cash (Used) by Investing Activities	$(60,592)

CASH FLOWS FROM FINANCING ACTIVITIES
Stock Repurchase	$(60,000)
Stockholder Distributions	(69,790)
Net Cash (Used) by Financing Activities	$(129,790)
Net Increase in Cash and Cash Equivalents	$ 42,163
Cash and Cash Equivalents at Beginning of Year	90,390
Cash and Cash Equivalents at End of Year	$ 132,553

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
Net Income	$ 113,601
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	$ 11,421
Loss on Disposition of Assets	16
(Increase) in Commissions Receivable	(36)
(Increase) in Other Receivables	(240)
(Increase) in Prepaid Expenses	(1,707)
Increase in Accounts Payable	6,970
Increase in Commissions Payable	9,636
Increase in Accrued Liabilities	39,589
Increase in Deferred Revenue	53,295
Total Adjustments	$ 118,944
Net Cash Provided by Operating Activities	$ 232,545

NON-CASH INVESTING AND FINANCING ACTIVITIES
Shareholder Advance Converted to Stockholder Distribution	$ 25,000

The Accompanying Notes are an Integral Part
of This Financial Statement

Note 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Nature of Operations</u> - The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable and fixed insurance products to customers in the United States. The Company accomplishes this goal through a small group of brokers located throughout the United States. In 2002, the Company developed an alternative trading system. This web-based system offers a matching service to companies and individuals for the purpose of buying and selling capital units.

<u>Basis of Presentation</u> - The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

<u>Cash and Cash Equivalents</u> - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

<u>Commissions Receivable</u> - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Property and Equipment</u> - Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the individual assets ranging from one to ten years.

<u>Income Taxes</u> - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholder's personal income tax return and are taxed based on their personal tax strategies.

Management has concluded that uncertain tax positions would be the responsibility of the stockholder. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the operating statement or accrued in the balance sheet. Federal and state tax returns of the entity are generally open to examination by the relevant taxing authorities for a period of three years from the date the returns are filed.

<u>Use of Estimates</u> - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - OPERATING LEASE

The Company leases its office space on a month-to-month basis. A total of $12,114 was paid under the terms of a verbal lease during the year ended December 31, 2012.

Note 3 - DEFINED CONTRIBUTION PENSION PLAN

On April 1, 2011, the Company established a Simple IRA Plan. The Plan provides for employer matching contributions. The Company's cost for Plan contributions was $7,585 for the year ended December 31, 2012.

Note 4 - COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies as of December 31, 2012.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $36,774. The Company's net capital ratio was 3.81 to 1.

Management expects to make capital withdrawals during 2013 to facilitate payment of the shareholders' income tax due to the inclusion of company income on their personal returns. At no time will the withdrawals cause the Company to be below statutory net capital requirements.

Note 6 - EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

Note 7 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 14, 2013, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2012

NET CAPITAL

Total Stockholder's Equity		$ 161,663
Deductions:		
Non-Allowable Assets:		
Other Receivables	$ 1,115	
Prepaid Expenses	26,964	
Office Furniture & Equipment	96,810	124,889
Net Capital		$ 36,774

AGGREGATE INDEBTEDNESS

Accounts Payable	$ 7,143
Commission Payable	39,913
Accrued Liabilities	39,589
Deferred Revenue	53,295
Total Aggregate Indebtedness	$ 139,940

COMPUTATION OF NET CAPITAL

Minimum Net Capital Required	$ 9,329
Excess Net Capital at 1,500 Percent	$ 27,445
Excess Net Capital at 1,000 Percent	$ 22,780
(Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required)	
Ratio: Aggregate Indebtedness to Net Capital	3.81 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2012.



HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDET AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedule of VARIABLE INVESTMENT ADVISORS, INC. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Denise, Conner & Williams, PC

Certified Public Accountants

Sioux City, Iowa
February 14, 2013

VARIABLE INVESTMENT ADVISORS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

VARIABLE INVESTMENT ADVISORS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012